

September 22, 2008

Mail Stop 7010

<u>**via U.S. mail and facsimile**</u>

Mr. Michael S. Borish
President and Chief Executive Officer
Freedom Environmental Services, Inc.
7395 Hoffner Avenue
Orlando, Florida 32822

RE: Freedom Environmental Services, Inc.
      Registration Statement on Form 10-12G
      Filed on August 26, 2008
      File No.: 0-53388

Dear Mr. Borish:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

General

1. Discuss the limitations of on sales of your stock due to it being a "Penny Stock".

Dependence on one or a few major customers, page 5

2. Identify the two customers who each accounted for 10% or more of the company's revenues. Also describe the material terms of any agreements with these customers and file the agreements as exhibits pursuant to Item 601 (b) (10) (ii) (B) of Regulation S-K.

Item 1. Business, page 4

3. Please expand the discussion of your business significantly. The nature of your services, the customers for whom you render the services and methods by which you perform them are not clear.   Please also clarify your plans to develop and produce fuels and other products. For example, explain what Vertical Organic Collection Systems platforms are and your timetable for developing this business.

4. We note disclosure in MD&A that you have entered into a letter of intent for the acquisition of a company. Please elaborate on the material terms of this acquisition, including the nature of the company to be acquired, your timetable for the acquisition, the nature and amount of consideration for the acquisition and any other material terms. We may have additional comments upon review of your response.

Effect of existing or probable governmental regulations on the business, page 5

5. Please revise this discussion to address the impact of government regulation on your current business. The discussion should not be limited to the biofuels business that you hope to engage in the future.

MD&A

6. Please revise your MD&A to discuss your results of operations and financial condition for and as of the most recent interim period. You should discuss changes in results of operations and financial condition from the end of your 2007 fiscal year to the date of the interim financial information. For example, your income statement for the six months ended June 30, 2008 shows revenue of $202,549. Please discuss the source of this revenue in MD&A. Please also see Section 110 of the Division's Compliance and Disclosure Interpretations, available on our website at www.sec.gov.

Liquidity, page 6

7. Please revise your filing to disclose the aggregate amount of loans from senior officers and provide a breakdown of its components that reconciles to your financial statements.

Item 3. Property, page 8

8. State the location, suitability, adequacy, productive capacity and extent of utilization of the company's facility.

 Item 4. Security Ownership of Certain Beneficial Owners and Management, page 9

> 9. Identify the natural person or persons who exercise voting and or investment power over the shares shown in the table for Venture Bridge Advisors Inc. pursuant to Rule 13d (3) of the Exchange Act.

Item 10. Recent Sales of Unregistered Securities page 17.

> 10. We note many instances where you issued shares to unnamed consultants for services rendered. Please revise your disclosure to identify the consultants, and explain what services were rendered and why the company determined to issue the number of shares that it did in respect of those services. We note that in most cases, the company issued about 50,000 or fewer shares to consultants, but in several instances, the company issued 300,000 or more shares.

Report of Independent Registered Public Accounting Firm, page 33

> 11. Please expand your disclosure in Note 7 to clearly discuss management's basis for its belief that the actions presently being taken to further implement its business plan and generate additional revenues provide the opportunity for the Company to continue as a going concern, given your accumulated deficit, working capital deficit, cash outflows from operations, minimal revenues to date, and your statement on page 7 that you may not be able to satisfy your cash requirements over the next twelve months. Otherwise, please have your auditors revise their report to include such a going concern explanatory paragraph.

Consolidated Statement of Changes in Stockholders' Equity, page 37

> 12. Please tell us and revise your filing to disclose where you have accounted for the 12,746,444 of common shares issued on June 11, 2008, to creditors as consideration for settlement of indebtedness of $287,066, as discussed on page 31.

Note 2 – Summary of Significant Accounting Policies and Practices, page 41

Revenue Recognition, page 43

> 13. We note that revenue for the six months ended June 30, 2008, was $202,549. Please tell us to what services and/or products this income is attributable. We note the disclosure on page 4 that revenues of the recently formed operating subsidiary were $172,000 from inception to June 10, 2008.

General Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing.

        You may contact Patricia Do Staff Accountant (202) 551-3743 or Al Pavot at (202) 551-3738 if you have any questions regarding the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or Pamela Long at (202) 551-3765 with any other questions.

                      Sincerely,

                      Pamela A. Long
                      Assistant Director